Exhibit 99.1
Grab To Consolidate Superbank, Deepening Financial Services Commitment in Indonesia
●Grab will consolidate Superbank after Singtel transfers its stake in the Indonesian digital bank to GXS Bank, Grab's digital banking subsidiary and joint venture with Singtel
●With this increased investment, Superbank will become a subsidiary of Grab, and its financials will be consolidated into Grab's Financial Services segment
●Superbank serves over 6 million customers, reported its first full-year profit in FY2025, and delivered 72% asset growth and 84% net interest income1 growth year-on-year in April 2026

SINGAPORE, May 20, 2026 – Grab Holdings Limited (NASDAQ: GRAB) ("Grab") today announced that it will consolidate PT Super Bank Indonesia Tbk (IDX: SUPA) ("Superbank") following the transfer of Singtel Alpha Investments Pte. Ltd.'s shareholding in Superbank to GXS Bank Pte. Ltd. ("GXS Bank"), Grab's digital banking subsidiary and joint venture with Singtel. Upon completion of the transfer currently expected in May 2026, Grab's combined direct and indirect shareholding in Superbank will increase to over 50%, and Superbank's financial results will be consolidated into Grab's Financial Services segment.
Superbank is an Indonesian bank with digital services supported by Grab, Emtek, Singtel, KakaoBank and GXS Bank listed on the Indonesia Stock Exchange since December 2025 with the latest market capitalization of US$1.6 billion. Superbank's IPO strengthened its capital structure and elevated it to KBMI 2 status, a classification by Indonesia's financial regulator, the OJK, denoting banks with core capital between IDR 6 trillion (US$ 340 million) and IDR 14 trillion (US$ 793 million), reflecting a stronger capital base and an expanded mandate to grow its lending and product offerings. Notwithstanding the consolidation, Singtel remains committed as a strategic investor to support GXS Bank as well as Superbank in their mission to drive greater innovation and financial inclusion for millions of Indonesians.
Grab has been an investor in Superbank since 2022, reflecting its long-held conviction that Indonesia, as Southeast Asia's largest economy with one of the region's most dynamic and rapidly digitising consumer bases, represents one of the most significant digital financial services opportunities in the world. Grab and OVO's scale across ride-hailing, food delivery and digital payments provides Superbank with a structural distribution advantage, while the depth of transactional data flowing through the Grab ecosystem enhances Superbank's credit underwriting capabilities.
The transaction supports GXS Bank's strategic roadmap to scale across the region and deepen collaboration between Superbank and GXS Bank's operations in Singapore and Malaysia.
Since its app launch in June 2024, Superbank has scaled rapidly and now serves more than 6 million customers across Indonesia, with daily transactions exceeding 1 million. As of April 2026, around 60% of Superbank customers have a Grab and/or OVO Account. The bank reported its first full-year profit in FY 2025, and also reported 72% asset growth year-on-year to IDR 24 trillion (US$1.4 billion) and 84% net interest income growth year-on-year in April 2026.
With effect from May 2026, Superbank's financial results will be fully consolidated into Grab's Financial Services segment. Grab will provide updated Group financial guidance at its second quarter 2026 results call in August 2026.
Alex Hungate, President and Chief Operating Officer of Grab, said, "I am proud of the profitable growth that Superbank has achieved over the past two years. The ecosystem strategy gives Superbank two structural advantages: a scalable, lower-cost distribution channel through Grab and OVO's platforms, and enhanced
1 Net interest income is presented on a standalone basis and reflects Superbank's reporting convention, which may differ from the presentation in Grab's consolidated financial statements.

credit underwriting powered by Grab's transaction data. This consolidation is about deepening that model and extending its impact, reinforcing our long-term commitment to improve financial inclusion in Indonesia."
Tigor M. Siahaan, President Director of Superbank, said, “We welcome this consolidation as a step towards further strengthening collaboration within our ecosystem. With increasingly integrated support from Grab, we are optimistic that we can accelerate product innovation, expand access to digital financial services, and deliver an even more seamless, secure, and relevant banking experience for millions of customers across Indonesia.”
Pei-Si Lai, Chief Executive Officer of GXS Bank, said, “Our digital banks share the same fundamental mission of making financial services more accessible to Southeast Asians. Increasing our stake in Superbank is a reflection of the deepening collaboration between GXS Bank Group and Superbank to achieve this goal. With the close collaboration of our three digital banks and the extensive support from our ecosystem of shareholders and partners, we will be able to double down on our efforts and drive product innovation more effectively for our customers.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements regarding Grab's goals, targets, projections, guidances (or reaffirmation thereof), outlooks, beliefs, expectations, strategy and plans. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to successfully consolidate and integrate Superbank; Grab's ability to grow at the desired rate or scale and its ability to manage its growth; its ability to successfully execute its growth strategies; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab's annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.
About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.
About Superbank
PT Super Bank Indonesia Tbk (Superbank) is a bank with digital services supported by Grab, Emtek, Singtel, KakaoBank and GXS Bank, serving more than 6 million customers across Indonesia. In December 2025, Superbank entered a new chapter as a publicly listed company following its debut on the Indonesia Stock Exchange (IDX: SUPA) which also strengthened its capital structure and placed Superbank in the KBMI 2 category (Commercial Banks Based on Core Capital). With a mission to expand access to credit for retail customers and MSMEs, Superbank empowers its users through innovative solutions and strong collaboration within one of the most extensive digital ecosystems in the industry.
About GXS Bank
GXS Bank is a digital bank focused on making banking better for the everyday consumer and businesses. The Bank aims to improve financial inclusion and to drive financial revolution for its customers through the secure and ethical use of technology and data.
GXS Bank holds a banking licence issued by the Monetary Authority of Singapore. It is owned by a consortium consisting of Grab and Singtel.
GXS Bank also works closely with GXBank, its digital bank subsidiary in Malaysia and Superbank, a digital bank in Indonesia in which the Bank has a strategic stake.

Investor Relations Contact
Grab Holdings Limited
investor.relations@grab.com

Media Contact
press@grab.com